

January 9, 2024

Mark S. Shearman, Ph.D.
Chief Executive Officer
APRINOIA Therapeutics Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

>   **Re: APRINOIA Therapeutics Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted December 29, 2023**
>   **CIK No. 0001998311**

Dear Mark S. Shearman:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Pipeline, page 3

1. We note your response to prior comment 7 and reissue in part. Please revise your pipeline table to clearly disclose the licensing arrangements related to your product candidates. For example, we note your pipeline table does not disclose that you license APN-1607 from QST and sublicense it to Yitai in mainland China.

    In addition, we note your response to prior comment 18 stating that your collaboration agreements are not material contracts pursuant to Item 601(b)(10) of Regulation S-K, in part because your *a*-Syn PET programs are in preclinical stages of development. Given your response to prior comment 18 and your statement that the collaboration agreements are not material contracts, please tell us why your *a*-Syn PET programs are sufficiently material to merit inclusion in the Summary pipeline table. Please also provide us with your analysis as to why your tau and *a*-Syn degrader programs are sufficiently material to merit inclusion in this table. Alternatively, please revise your pipeline table to remove these programs. We do not object to your discussion of the programs elsewhere in the prospectus.

2.   We note your responses to prior comments 4 and 9 and your revised disclosure stating that your Phase 2 clinical trial of APN-1607 in AD and your Phase 1 trial of APNmAb005 are active and not recruiting. Please revise to briefly state why these trials are not currently recruiting.

Business
Our Next-Generation Diagnostics Pipeline, page 90

3.   We note your response to prior comment 17 and re-issue. Please revise your discussion of APN-1607, where appropriate, to clearly describe the clinical trials in which these observations were made including the number of enrollees, the primary and secondary endpoints, adverse events and whether the trials met their endpoints. Please note that providing citations to these trials is not sufficient.

Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Will H. Cai, Esq.